Exhibit 12
                            GATX Capital Corporation
                       Ratio of Earnings to Fixed Charges
                          Year Ended December 31, 1996
                                 (in thousands)


                                  1996       1995      1994      1993     1992
                                  ----       ----      ----      ----     ----

Fixed Charges:

Interest on indebtedness
 and amortization of debt
  discount and expense         $86,106    $68,396   $62,744  $65,454   $71,889
Capitalized interest             3,074      1,601       292      279        73
Portion of rents
 representing interest
 factor (assumed to
  approximate 33%)              10,849      6,574     5,120    3,012     2,440
                              --------    -------   -------  -------   -------

     Total fixed charges       100,029     76,571    68,158   68,745    75,060
                               =======     ======    ======   =======   ======

Earnings available for
  fixed charges:

Net income (loss)               45,855     32,604    24,851   21,525    (7,197)

Add (deduct):
Income taxes (benefit)          32,636     22,740    18,785   21,361    (9,849)
Cumulative effect of
  accounting changes                 -          -         -   (9,456)        -
Equity in net earnings of
 joint ventures, net of
 dividends received              8,740     13,522    14,322    16,222   40,161
Fixed charges (excluding
 capitalized interest)          96,955     74,970    67,864    68,466   74,329
                              --------    -------  --------  -------- --------

Total earnings available
   for fixed charges          $184,186   $143,836  $125,822  $127,574  $87,988
                              ========   ========  ========  ========  =======

Ratio of earnings to
 fixed charges                    1.84       1.88      1.85       1.86    1.17
                              ========   ========  ========  ========  =======